Mail Stop 3561

      October 25, 2005


Daniel F. Hopp, Esq.
Senior Vice President, Corporate Affairs
  and General Counsel
Whirlpool Corporation
2000 North M-63
Benton Harbor, Michigan  49022-2692

	RE:  	Whirlpool Corporation
      Registration Statement on Form S-4
      Filed September 29, 2005
      File No. 333-128686

Dear Mr. Hopp:

      We have limited our review of your Form S-4 for disclosures related to the terms of the merger transaction and related matters and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page/Letter to Stockholders
1. Please disclose the amount, or range, of Whirlpool shares that Whirlpool currently expects to issue under the proposed merger, as required by Item 501(b)(2) of Regulation S-K. In addition, disclose the minimum and maximum percentage of outstanding Whirlpool common stock that the Maytag stockholders are expected to hold after the merger is completed.


2. Since the initial merger consideration is subject to adjustment, and the merger will not be completed until some time after the Maytag stockholders` meeting, the number of shares of Whirlpool stock to be issued per share of Maytag stock will not be known at the time of the meeting. Accordingly, prominently disclose on the cover page that Maytag stockholders will not know at the time of their vote the number of shares that the Maytag stockholders will receive in the merger and the value of the merger consideration Maytag stockholders will receive may be less than the current market value of Whirlpool common stock. Furthermore, if Whirlpool`s stock is trading at a price lower then the low end of the collar at the time of mailing, highlight this.

Forward-Looking Statements, page 1
3. Please move this section so that your questions and answers and summary immediately follow the table of contents.

Questions and Answers, page 3
Summary, page 9

General
4. You currently repeat information in your questions and answers and summary. For purposes of eliminating redundancies and grouping like information together, please view your questions and answers and summary as one section. In particular, we suggest that you revise the sections so that you discuss only the procedural aspects of the merger in the questions and answers and thereby reduce the length of the questions and answers. Place substantive disclosure in the summary. Further, focus your questions on those that lend themselves to brief, factual, and/or yes or no answers. Please revise accordingly.

The Companies, page 9
5. In your brief discussion of Maytag`s and Whirlpool`s businesses, please note their current financial condition, including revenues and net income or losses for both companies for fiscal 2004.

Treatment of Maytag Stock Options, page 11
6. Please identify any executive officers or directors that are also holders of Maytag restricted stock units and performance units or awards under Maytag`s Performance Incentive Award Plan and
Maytag`s
Executive Economic Profit Plan, since it appears that those holders could receive for their Maytag equity more than the merger consideration described on page 10.

Opinion of Maytag`s Financial Advisor, page 12

7. Disclose the total fee that Maytag`s financial advisor will receive and specifically note the amount and percentage of the fee that will be paid only if the merger is successfully consummated. Please consider adding a risk factor to address the contingent nature of the fee structure. Also, briefly describe the "unsolicited offer fee" and any limits on the amount that this fee could be. In addition, confirm to us in your response letter that Whirlpool did not rely upon a financial advisor concerning a merger or acquisition transaction with Maytag.
Interests of Certain Persons in the Merger, page 14
8. Confirm to us in your response letter that you do not expect Whirlpool`s directors and executive officers to receive benefits, such as equity-based awards that will be accelerated or retention payments and arrangements, increases in salary and bonus or incentive opportunities, as a result of the merger.
9. Please also disclose here the $6,588,500 aggregate amount of long-term cash incentive payout awards that Maytag executive officers will receive upon completion of the merger. In addition, please include on an individual basis the aggregate value of executive officer benefits or payments as a result of the merger, including the $9,935,000 severance benefit for Maytag`s CEO Mr. Hake and the vested long-term cash incentive awards.

Conditions to the Merger, page 15
10. Disclose here whether it is the Maytag board`s intent to resolicit stockholder approval of the merger if either party waives material conditions. We generally believe that resolicitation is required when companies waive material conditions to a merger.

General
11. Briefly list the material events or changes that will follow the merger. For example, discuss any contemplated material debt refinancings, equity repurchases, or significant restructurings. Also, to offer investors a sense of the financial and operations condition of Whirlpool following the merger, consider mentioning Whirlpool`s costs related to the merger, such as its assumption of any significant Maytag indebtedness, employee benefit and annual bonus plans, and so on, as well as any detriments resulting from the merger, such as possible divestitures, increased supply demands, or excess manufacturing capacity, that may be material to Whirlpool`s operations.

Risk Factors, page 27

General

12. We note your reference to risks described in documents that Whirlpool and Maytag file with the Commission and incorporate by reference into the proxy statement/prospectus. If you intend to incorporate risk factors by reference, then please follow these guidelines:

?	You must identify the particular document and section of the document that contains the risk factor disclosure that you are incorporating by reference;
?	Your risk factor disclosure must comply with Rule 421 of
Regulation C.  See Question 3 of Updated Staff Legal Bulletin No.
7
(July 7, 1999); and
?	Your risk factor disclosure must be current.
In the alternative, you may physically include the risk factor disclosure in your document.
13. Tell us in your response letter what consideration you have given to including a risk factor that describes the impact of the greater indebtedness of the combined company, assuming a significant portion of Maytag`s outstanding indebtedness is not repurchased or extinguished immediately after the merger.

Because the market price of Whirlpool common stock may fluctuate, you cannot be certain of the precise..., page 27
14. We note that the current market price of Whirlpool`s stock is at the low end of the collar. Please note this in this risk factor.

The price of Whirlpool common stock may be affected by factors different..., page 29
15. We note your statement that "Whirlpool`s business is different in
certain ways from that of Maytag...."  To assist investors in assessing the likelihood of the risk described in this risk factor, please highlight the relevant material differences between Whirlpool and Maytag.

Whirlpool may be unable to successfully integrate the businesses..., page 30
16. We note your statement that "Whirlpool expects certain benefits to arise from the merger, including certain cost savings, and expects to incur certain costs in order to attain these benefits." To assist investors in realizing the extent of the risk, please quantify the costs to the extent possible.

Whirlpool`s pension plan and postretirement benefit funding obligations..., page 31
17. To assist investors in realizing the magnitude of the risk, please disclose the aggregate Whirlpool and Maytag obligations in dollar terms as of a recent date.

The Special Meeting of Maytag Stockholders, page 34
18. We note your statement on page 35 that proxies may be solicited by mail, telephone, the Internet or other methods of communication.
Please note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, e-mail correspondence and information posted on the Internet, must be filed under the cover of Schedule 14A. See Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

The Merger, page 39

General
19. In an appropriate subsection, disclose how Whirlpool intends to finance the acquisition. We note Whirlpool`s disclosure in its August
22, 2005 Form 8-K.

Background of the Merger, page 40
20. In order to focus investors on the most salient events preceding the merger agreement, consider consolidating some of this section. For example, rather than disclosing every meeting that took place, you should consider highlighting only the material developments that resulted during the process.
21. Please revise your disclosure so that the most detailed discussion in the section concerns how Maytag came to a decision to sell itself, how Whirlpool came to a decision to buy Maytag, and the negotiation of key aspects of the proposed Whirlpool-Maytag deal, including:

* the exchange ratio and type of merger consideration;
* the structure of the transaction and the final percentage range of outstanding Whirlpool common shares that the Maytag shareholders would own post-merger; and
* the deal protection provisions, including the reverse break-up fee.
22. Discuss how and why Whirlpool made various decisions regarding the merger. Disclose at the appropriate places in this section how
Whirlpool determined the initial proposed merger consideration amount and then each subsequent revised proposed amount and deal term. For example, we note that, on August 8, 2005, Whirlpool submitted a binding irrevocable offer with a higher per share price. Please disclose what led Whirlpool to make the higher offer. Provide similar disclosure for the increase presented to Maytag on August 10,
2005.  We note the disclosure in Whirlpool`s August 22, 2005 Form
8-
K.
23. We note the discussion of the initial meetings between Maytag and
Ripplewood on page 40. If retained, explain what "an evaluation of the global competitive environment of the home appliance industry" and "strategic developments in the home appliance industry" were. In addition, explain why Maytag was not initially interested in pursuing a relationship with Ripplewood.
24. We note your disclosure on page 52 that the Maytag board during its July 21, 2005 meeting "was unable to determine at that time that the Whirlpool proposal could reasonably be expected to lead to a financially superior transaction that was reasonably capable of being completed" and then during its July 24, 2005 meeting made the opposite determination. Expand your discussion of the board`s reasons for its determinations at each meeting. In this regard, we note Maytag`s disclosure in its July 25, 2005 definitive additional proxy solicitation materials. Provide similar disclosure regarding the determinations made at the August 12th and 22nd meetings.
25. Please elaborate on the "uncertainties" that you mention on page
54 when you state "The special committee also discussed with its advisors, the effect, if any, that the information obtained during preliminary discussions with Whirlpool and its advisors had on the analysis of the uncertainties related to a Whirlpool/Maytag transaction."
26. Please disclose what material terms the Maytag special committee discussed during its August 8, 2005 late telephonic meeting.
27. Please state the closing price of Whirlpool`s common stock on the
New York Stock Exchange on August 22, 2005, since the price was a factor in the merger consideration formula. Also, disclose the closing sale price of Maytag common stock on the date that the Maytag board approved the merger agreement.

Recommendation of Maytag`s Board of Directors, page 59
28. Describe in specific terms what it was about each factor that supports or does not support the board`s decision.
29. Please address here what consideration the Maytag board, and under the heading "Whirlpool`s Reasons for the Merger" what consideration the Whirlpool board, gave to the possibility that the companies would be required to divest assets in order to obtain the approval of regulatory authorities under applicable antitrust laws prior to the completion of the transaction. Please also include disclosure, here and elsewhere as necessary, that describes the extent to which any divestiture was or was not taken into account as the parties contemplated the expected synergies that are expected to result from the merger.

Opinion of Maytag`s Financial Advisor, page 61

30. Please provide us with any analyses, reports, presentations, or similar materials, including projections and forecasts, provided to or prepared by Maytag`s financial advisor in connection with rendering its fairness opinion. We may have further comment upon receipt of these materials.
31. Please disclose the date that the fairness advisor was engaged to provide its advisory services. Also provide us with a copy of the engagement letter. As required by Item 1015(b)(3) of Regulation M-A, please briefly explain the method used by the Maytag board in selecting Lazard to provide a fairness opinion. Also disclose any instructions or limitations regarding the fairness opinion that the
Maytag board provided to Lazard.  See Item 1015(b)(6) of
Regulation
M-A.
32. To aid the average investor in understanding the financial analyses summaries, revise each of them to explain in concise and understandable language what the financial advisor did and how the analysis and conclusion are relevant to stockholders and, specifically, to the consideration that they are receiving in the merger. For example, describe why the particular analyses were used and then why particular measures or methodologies were chosen for each analysis. In your description, also include, among other things, why any material aspects of either company were excluded from an analysis. In addition, please reduce the amount of financial jargon and avoid unnecessary financial terms that make the disclosure difficult to understand. Among your revisions, explain what the advisor means by "unlevered free cash flow" and "terminal value" on page 63.
33. Indicate the significance of the July 15, 2005 and August 19, 2005 dates on page 65 where you discuss Lazard`s review of the historical price performance of Whirlpool`s common stock.
34. Indicate on what basis Lazard selected the acquisition transactions it used in its premiums paid analysis described on page
65 and what those transactions were.
35. You state on page 66 that Maytag has agreed to pay Lazard an "unsolicited offer fee, the timing and amount, if any, of which is to be negotiated in good faith by Lazard and Maytag, with such unsolicited offer fee to be credited against the $17.4 million fee described above." Please convey what led Maytag to offer this fee and the conditions for its payment to Lazard. Also, explain whether this offer fee could be greater than $17.4 million.
36. Disclose the compensation that the financial advisor received for the services it provided for Maytag during the past two years pursuant to Item 1015(b)(4) of Regulation M-A.

Financial Projections, page 66
37. We note the base projections on page 69 and high case projections on page 72. Please revise both tables to make clear in the respective table that "earnings per share" is not calculated pursuant to GAAP due to the exclusion of restructuring charges.

Whirlpool`s Reasons for the Merger, page 74
38. Significantly expand your discussion of Whirlpool`s reasons for acquiring Maytag in particular and at this time. Include in your discussion the determinations made and material positive and negative factors considered by the Whirlpool board in this regard. We note Whirlpool`s disclosures in its September 23, 2005 and September 30,
2005 Rule 425 filings, among others.

Interests of Certain Persons in the Merger, page 74
39. Please indicate when Maytag entered into the agreements providing for "change of control severance benefits" and also whether the equity award vesting schedule is different from the original terms of the grants of stock options and performance units.

The Merger Agreement, page 84
40. We note your disclosure in the third paragraph on page 84 that "information concerning the subject matter of the representations and warranties may have changed since the date of the agreement, and this information may or may not be fully reflected in the companies` public disclosures." Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading. Please revise as necessary.

Annexes to the Merger Agreement and Registration Statement
Exhibits
41. Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements to the merger agreement. In addition, please file an agreement to furnish to us a copy of any omitted schedule upon request. The agreement to furnish us with copies of omitted schedules may be included in the exhibit index to the registration statement.
42. Please file as an exhibit the confidentiality and standstill agreement you mention on page 77 as a "material contract" between Whirlpool and Maytag.
43. With your next amendment, please file as exhibits or provide us with draft copies of the form of proxy card and the legality opinion.
We will need adequate time to review and comment upon them.

Rule 425 filings
44. Please note that all Rule 425 communications filed after the filing date of the Form S-4 must disclose the file number for the Form S-4. See Rule 425(c) of Regulation C. Please include the file number for the Form S-4 in Whirlpool`s future Rule 425 communications.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Cheryl Grant, Staff Attorney, at (202) 551-
3359,
or me, at (202) 551-3810, with any questions.


								Sincerely,



								Larry Spirgel
								Assistant Director


cc:	via facsimile (212-310-8007)
      Ellen J. Odoner, Esq.
	Weil, Gotshal & Manges LLP
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Mr. Hopp
Whirlpool Corporation
October 25, 2005
Page 10